

DIVISION OF
CORPORATION FINANCE

**UNITED STATES**
# SECURITIES AND EXCHANGE COMMISSION
**WASHINGTON, D.C. 20549-4631**

June 17, 2010

By facsimile to (917) 621-3150 and U.S. Mail

Mr. Isaac Sutton
President
Ludvik Capital, Inc.
381 Park Avenue South, Suite 1201
New York, NY 10016

Re:    Ludvik Capital, Inc.
        Revised Preliminary Information Statement on Schedule 14C
        Filed June 4, 9, and 15, 2010
        File No. 0-52402

Dear Mr. Sutton:

We reviewed the filings and have the comments below.

Please respond to this letter within ten business days by filing a revised preliminary information statement, by providing the requested information, or by advising us when you will provide the requested response.

We may have additional comments after review of the revised preliminary information statement, the responses to the comments, and any supplemental information.

General

1.  Refer to prior comment 1.  Since it appears that a purpose of the proposal to change Ludvik Capital's name and a purpose of the proposal to increase the authorized capital stock are to effect a business combination disclosed in the current reports on Form 8-K filed April 6 and 7, 2010, the proposals "involve" the business combination.  Thus Ludvik Capital should provide the information required by Item 14 of Schedule 14A, including the information required by Item 13(a) of Schedule 14A.  See Note A to Schedule 14A.

2.  Refer to prior comment 2.  Update the EDGAR company profile to reflect the current address of Ludvik Capital.

3.  We note the response to comment 3 and may have additional comments after the delinquent reports, including the delinquent financial statements, are filed with the Commission.

Closing

   We urge all persons responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since Ludvik Capital and its management are in possession of all facts relating to the company's disclosure, they are responsible for the adequacy and accuracy of the disclosures that they have made.

   When responding to our comments, provide a written statement from Ludvik Capital acknowledging that:

- Ludvik Capital is responsible for the adequacy and accuracy of the disclosure in the filing.

- Our comments or changes to disclosures in response to our comments do not foreclose the Commission from taking any action on the filing.

- Ludvik Capital may not assert our comments as a defense in any proceedings initiated by the Commission or any person under the United States' federal securities laws.

   You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Andrew P. Schoeffler, Staff Attorney, at (202) 551-3748 if you have questions about comments.

Very truly yours,


Pamela A. Long
Assistant Director